

November 6, 2014

<u>Via E-mail</u>
Ms. Paula L. Rosson
Senior Vice President and Chief Accounting Officer
MarkWest Energy Partners, L.P.
1515 Arapahoe Street, Tower 1, Suite 1600
Denver, CO 80202-2137

Re: **MarkWest Energy Partners, L.P.**
 Form 10-K for the Fiscal Year ended December 31, 2013
 Filed February 26, 2014
 Response letter dated September 26, 2014
 File No. 001-31239

Dear Ms. Rosson:

 We have reviewed your filing and response letter and have the following additional comments.

 Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2013

Item 8: Financial Statements and Supplementary Data, page 104

Consolidated Statements of Operations, page 107

1. We have read your response to prior comment 1, concerning your revenue presentation, and understand that under various contractual arrangements you not only process natural gas, but also sell the outputs of such processing including gas, condensate and NGLs, and report the value of these product sales along with the compensation you receive for your gathering, processing and transportation services. We note that, in describing your reporting for certain of your percent-of-proceeds arrangements and for your percent-of-index arrangements, you identify these components as "product related service revenue" and indicate the value of such product sales remitted to your customers is shown as "purchased product costs" in your Statements of Operations.

For these arrangements, we note that you purchase, take title to or otherwise have risk of ownership for the entire hydrocarbon stream. We also note that you report these transactions on a gross basis. Given these factors, we believe that the revenue associated with these arrangements represents sales of tangible products, and not services. Please revise your statements of operations to separately present the revenue and related costs of goods sold for these arrangements accordingly.

Note 3: Variable Interest Entities, page 120

MarkWest Pioneer—Restatement, page 123

2.   We note from your response to prior comment 2 that you do not believe that the maximum potential deconsolidation impact resulting from the failure of the key contract review control was material. We note, however, that the maximum potential impact described in your response represented, for example, 16% of total assets and 29% of current liabilities as of June 30, 2013 and was significant in prior fiscal years as well (e.g., 17% of revenue for fiscal year 2011). Based on the information in your response, we are not persuaded that the maximum potential amounts that could have been misstated are not material.

Accordingly, please provide us further information about your initial and current views regarding whether it is reasonably possible that the Company's key contract review control would have failed to prevent or detect a material misstatement of the affected financial statement amounts and disclosures.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding our comments and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Brad Skinner for

Karl Hiller
Branch Chief